Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada provides update on wage review arbitration process

    MONTREAL, July 18 /CNW Telbec/ - Air Canada today said that Arbitrator
Michel Picher has issued his wage review award for Customer Sales and Service employees and Crew Schedulers, approximately 5,540 employees represented by the CAW. The arbitration, dealing exclusively with adjustment to the hourly wage rate, was conducted pursuant to a provision in collective agreements reached between the Company and its unions in 2003.
    Mr. Picher's award granted CAW-represented employees a 1% wage increase effective July 2006, 1.75% effective July 2007 and 1.75% effective July 2008.
    Negotiations with all other major labour groups except CUPE, which represents the airline's approximate 6,000 flight attendants, have moved to mediation/arbitration. CUPE has yet to schedule dates to commence negotiations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; Internet: www.aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - LABOUR RELATIONS

CNW 14:18e 18-JUL-06